June 27, 2025

Jessica T. Graziano
Chief Financial Officer
United States Steel Corporation
600 Grant Street
Pittsburgh, PA 15219-2800

        Re: United States Steel Corporation
            Annual Report on Form 10-K for the Fiscal Year Ended December 31,
2024
            File No. 001-16811
Dear Jessica T. Graziano:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing